Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 000-30203

The following letter was sent to certain partners of ScanSoft, Inc. on May 20, 2005:

Valued ScanSoft Partner,

We have exciting news to share that we believe will allow us to deliver even more innovative productivity applications to your organization. As a valued Partner, we wanted to provide you with the details of this news, and to reinforce the value we place in our partnership with you.

On May 9, 2005 ScanSoft and Nuance announced a definitive agreement to merge, whereby ScanSoft will acquire all outstanding Nuance common stock. Both companies’ Boards of Directors have given their approval and we expect the transaction to close in September 2005. During the transition period (between the announcement and the transaction’s completion), ScanSoft and Nuance will continue to operate as usual with both companies servicing their customers with the same commitment to customer service and product quality you’ve come to expect.

This transaction will result in an even stronger ScanSoft organization, benefiting both our speech and imaging customers and partners. When the transaction is complete, the combined organization will result in:

•	A Stronger Partner – We believe that this transaction will result in a stronger organization, one with even more resources to apply to product development, sales, marketing and customer support.

•	Continued Leadership in Imaging – While this transaction revolves around speech technologies and products, it clearly enables the combined company to continue to provide technical and product leadership within our imaging solutions. The ScanSoft Productivity Applications Division will continue to focus on delivering the best imaging solutions available, extending our leadership in scanning, OCR, PDF and document management.

•	Commitment to Partnerships – ScanSoft’s imaging solutions have been selected by nearly 100% of hardware and software vendors delivering imaging solutions, including Autodesk, Avision, Brother, Canon, Captiva, Corex, Dell, FileNET, HP, Kofax, Konica, Kyocera, Lexmark, Microsoft, Visioneer and Xerox. ScanSoft remains committed to delivering innovative solutions to our partners – solutions that lead the industry in accuracy, capabilities and value.

As a part of this transaction, scheduled to close later this year, we will change the name of the combined company to Nuance. ScanSoft has been focused on delivering productivity solutions based on both imaging and speech technologies, meaning that the company represents more than a specific technology. Moving to a technology neutral name presents us with a great opportunity to use a name that is respected and known in the speech industry yet inclusive enough to use for the entire company, including the imaging business.

As with previous acquisitions, our planning objectives will focus on creating a combined organization that best meets all our customers’ needs – meaning your needs. Please feel free to contact me or your ScanSoft Account Manager with any questions that you may have. We are excited to share this news with you, and look forward to continuing or success with you.

Sincerely,

John Shagoury
President, Productivity Applications
ScanSoft, Inc.

Enclosures:	Press Release
FAQ

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, benefits and synergies of the transaction, and any other statements about ScanSoft managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies; and the other factors described in ScanSoft’s Annual Report on Form 10K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.